CONFIDENTIAL

July 9, 2010

Via EDGAR

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Mail Stop 3628

Attention: Mr. David Orlic

Re:	SMART Technologies Inc.
Amendment No. 1 to Registration Statement on Form F-1 (No. 333-167738)

Ladies and Gentlemen:

Thank you for your letter dated July 7, 2010, addressed to SMART Technologies Inc. (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (No. 333-167738) filed on June 28, 2010 (the “Registration Statement”).

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italics. Page number references refer to pages in the prospectus included in the Registration Statement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

11. Earnings per share amounts, page F-23

1.	We note that a one-for-two reverse stock split was effected on June 24, 2010. We further note that your historical share and per share amounts have not been adjusted to retroactively reflect the stock split. Please tell us how you considered the guidance of ASC 260-55-10-12 and revise accordingly, or explain why you believe revision is not necessary.

Response: As discussed with Mssrs. David Edgar and Patrick Gilmore telephonically on July 8, 2010, the Company does not believe that its historical share and per share amounts should be adjusted to reflect the reverse stock split for the following reasons:

•

The reverse split was but one of many interrelated steps in the 2010 Reorganization, which is a complicated series of transactions effected by the Company beginning on May 22, 2010, and described under “Description of Share Capital – 2010 Reorganization” on pages 108 and 109. That step consisted of a one-for-two reverse split on June 24, 2010 of the Class A Subordinate Voting Shares and the Class B Shares, which are share classes of the Company that were created as part of the 2010 Reorganization, but which did not exist on March 31, 2010 (the date of the most recent balance sheet in the Registration Statement). Specifically, those share classes were created as a result of an amalgamation under Alberta corporation law on June 8, 2010 of the Company with another corporation. Prior to that amalgamation, the share capital of the Company had consisted of five classes of shares (four of which were outstanding) and a shareholder note payable, all as reflected on the March 31, 2010 balance sheet. As described under “Description of Share Capital – 2010 Reorganization – Mechanics of 2010 Reorganization” on page 109 those four classes of shares and the shareholder note payable were converted through the amalgamation to three classes of shares (one of which will be eliminated as part of the 2010 Reorganization following the pricing of the Company’s IPO), with the shares of each class and the shareholder note payable converting into shares of such three classes at different ratios. The share classes that existed at March 31, 2010 were not the ones that underwent the reverse split because, as of March 31, 2010, the 2010 Reorganization, including the conversion of the shareholder note payable, had not occurred. The Company therefore believes it would be misleading to retrospectively reflect only the reverse split without giving retrospective effect to the other transactions comprising the 2010 Reorganization, which would not be possible given the nature of those transactions and the fact that some of those transactions are still pending.

•

The steps in the 2010 Reorganization that precede the reverse split include transactions related to debt that is outstanding at March 31, 2010. In accordance with ASC 480, these transactions cannot be recognized prior to the date of their occurrence. Therefore, the Company believes it would be misleading to recognize the accounting impact of one step in a series of transactions (the reverse split) in circumstances where the accounting impact for certain preceding steps (the debt transactions) that are integral to restructuring capital to get to that step cannot be recognized prior to the date of their occurrence.

•	While the Company’s historical financial statements do not give retrospective effect to the reverse split, or any other part of the 2010 Reorganization, there is substantial disclosure to investors in respect of the 2010 Reorganization and its effect on the share capital of the Company. In particular, we note that:

o	both the “Summary Consolidated Financial Data” on pages 8 to 11 and the “Selected Consolidated Financial Data” on pages 41 to 43 contain detailed disclosure with respect to pro-forma fiscal 2010 earnings per share, after giving effect to the 2010 Reorganization;

o	the disclosure under “Capitalization” on pages 37 and 38 illustrates the changes to the share capital of the Company expected to result from the 2010 Reorganization;

o	the “Dilution” calculation on pages 39 to 40 shows the differences between our existing shareholders and new investors with respect to the number of shares purchased, the total consideration paid, and the average price per share paid by existing shareholders and by new investors purchasing shares in the Company’s IPO; and

o	the disclosure with respect to the reorganization under “Description of Share Capital – 2010 Reorganization” on pages 108 to 109 explains both the net effect and mechanics of the 2010 Reorganization.

*     *     *

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (212) 839-5404.

Very truly yours,

/s/ Asi Kirmayer

cc:	G.A. (Drew) Fitch, SMART Technologies Inc.
Jeffrey Losch, SMART Technologies Inc.
Kelly Schmitt, SMART Technologies Inc.

3